Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to Registration Statement No. 333-173198 on Form S-1 of our reports dated February 25, 2011 (March 31, 2011 as to the earnings per share information described in Note 1, Description of Business and Significant Accounting Policies, and Note 20, Equity and Earnings per Common Share), relating to the consolidated financial statements of Ally Financial Inc., and the effectiveness of Ally Financial Inc.’s internal control over financial reporting, appearing in the preliminary prospectus for the offering of common stock (the “Preliminary Prospectus”), which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Preliminary Prospectus.

/s/ Deloitte & Touche LLP

Detroit, Michigan

June 3, 2011